Prospectus

Filed Pursuant to Rule 424(b)(3)

File No. 333 - 121298

3,920,000 Shares of Series A Cumulative Mandatory Convertible

Preferred Stock, par value $0.01 per share, and

31,612,903 Shares of Common Stock, par value $0.01 per share,

Issuable upon Conversion of the Series A Preferred Stock

QuadraMed Corporation

This prospectus relates to the offer and resale, from time to time, of up to 3,920,000 shares of QuadraMed Corporation’s Series A Cumulative Mandatory Convertible Preferred Stock, par value $0.01 (the “Series A Preferred Stock”), and the 31,612,903 shares of QuadraMed Corporation’s common stock, par value $0.01, issuable upon the conversion of the Series A Preferred Stock. These shares are being offered to the public market by those individuals named in the section of this prospectus entitled “Selling Holders.” We will not receive any proceeds from the sale of the Series A Preferred Stock and common stock, but we will bear the costs relating to the registration of the Series A Preferred Stock and common stock.

The selling holders may sell the Series A Preferred Stock and common stock covered by this prospectus through various means, including directly to purchasers or through underwriters, broker-dealers, and agents. If the Series A Preferred Stock and common stock are sold through underwriters, broker-dealers, or agents, these parties may be compensated for their services in the form of discounts or commissions, which is deemed to be “underwriting compensation.” If required, the selling holders will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement. For additional information on the selling holders’ possible methods of sale, you should refer to the section in this prospectus entitled “Plan of Distribution.”

On June 17, 2004, we issued 4,000,000 shares of our Series A Preferred Stock in a private, unregistered offering to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended, for aggregate gross proceeds of $100 million. The Series A Preferred Stock was sold for $25 per share and is currently convertible into shares of our common stock at a conversion price of $3.10 per share. Since the date of issuance, 80,000 shares of our Series A Preferred Stock have been transferred pursuant to Rule 144(k) under the Securities Act of 1933, as amended, and such shares are not being registered for resale under this prospectus. The shares of common stock being registered in this prospectus constitute shares issuable upon the conversion of the Series A Preferred Stock.

We are concurrently registering for resale up to 8,521,998 shares of our common stock (i) underlying warrants issued in April 2003 and (ii) previously issued upon the exercise of such warrants, for the holders of such warrants and shares. We will not receive any proceeds in connection with this offering. The warrants, underlying shares of common stock, and the registration of the common stock issued or issuable upon the conversion of the warrants are further discussed under “Description of Securities.”

Our common stock is currently traded on the American Stock Exchange (symbol: QD). As of December 1, 2006, the high and low prices for our common stock were $3.00 and $2.90 per share, respectively, on the American Stock Exchange. The Series A Preferred Stock is not listed or traded on a public exchange or market.

Investing in our common stock and Series A Preferred Stock involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 5, 2006.

We have obtained trademark registrations in the United States for most of our corporate and product trademarks, including QuadraMed®, Affinity®, and Quantim® among others. This prospectus also contains other product names, trade names and trademarks of ours, as well as those of other organizations. All other brand names, trade names and trademarks appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

Our Company

Our business mission is to advance the success of healthcare organizations through IT solutions that leverage quality care into positive financial outcomes. Our driving principles include: maintaining long-term client relationships, building a culture of customer care, focusing on innovation as the key to success, and striving to always deliver value. We offer innovative, user-friendly software applications designed and developed by the healthcare professionals and software specialists we employ.

In the healthcare market, clinical information and quality measurements are becoming drivers of revenue management. Access management, financial decision support, health information management processes and systems combined with patient accounting systems are driving revenue management improvements and the movement to new quality-based reimbursement models. As evolving reimbursement scenarios will challenge hospitals to leverage quality of care into appropriate payment, we believe that clients committing to QuadraMed’s “Care-Based Revenue Cycle” solutions will realize improved financial performance. Our goal is to assist our clients in attaining significant improvement in hospital financial success by leveraging quality of care into positive financial outcomes through performance-based IT solutions. We seek to accomplish this goal by delivering healthcare information technology products and services supporting the healthcare organizations’ efforts to improve the quality of the care they provide and the efficiency with which it is delivered.

Using QuadraMed’s end-to-end solutions, which are designed to optimize the patient experience and leverage quality of care into payment, our clients seek to receive the proper reimbursement, in the shortest time, at the lowest administrative cost. Our products are designed to eliminate paper, improve processes, streamline efficiencies and decrease error through the effective management of patient clinical and financial records, resulting in better patient safety. Healthcare organizations of varying size—from small single-entity hospitals to large multi-facility care delivery organizations, acute care hospitals, specialty hospitals, Veterans Health Administration facilities and associated/affiliated businesses such as outpatient clinics, long-term care facilities, and rehabilitation hospitals gain value from our solutions. Our products are sold as standalone, bundled or fully integrated software packages.

Our corporate headquarters are located at 12110 Sunset Hills Road, Reston, Virginia in the Washington, D.C. metropolitan area. The Company was incorporated in 1993 and reincorporated in Delaware in 1996. Our telephone number is 703-709-2300. We file quarterly and annual reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and on our website, www.quadramed.com, where all of our current SEC filings can be accessed free of charge as soon as reasonably practicable after they are filed with the SEC. Our SEC filings are also available at the office of the American Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange, please call 212-306-1331.

The Offering

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares of Series A Preferred Stock or common stock offered by the selling holders.

Risk Factors	An investment in our Series A Preferred Stock or common stock is subject to significant risks. You should carefully consider the information set forth in the “Risk Factors” section and the other sections of this prospectus, in addition to the documents which we incorporate by reference.

Series A Preferred Stock and Common Stock

Series A Preferred Stock Offered by the Selling Holders	Up to 3,920,000 shares, liquidation preference of $25 per share.

Common Stock Offered by the Selling Holders	Up to 31,612,903 shares, based upon a conversion price of $3.10 per share of common stock. The conversion price is subject to adjustment upon the occurrence of stock dividends, stock splits, and other events described in the Certificate of Designation for the Series A Preferred Stock.

Dividend Policy	Generally, the Series A Preferred Stock is entitled to quarterly dividends of $0.34375 (5.5% per annum) per share. However, as provided in the Certificate of Designation relating to the Series A Preferred Stock, because this registration statement was not declared effective by the SEC on or before June 15, 2005, the dividend rate for such stock had increased to $0.40625 per quarter (6.5% per annum) commencing on June 16, 2005, and such rate applied through December 1, 2006, the date on which the registration statement of which this prospectus is a part was declared effective. Upon conversion of the Series A Preferred Stock into shares of common stock on or before May 31, 2007, the Series A Preferred stockholders have the right to receive, when declared by our Board of Directors, dividends equal to the total previously unpaid dividends payable from the effective date of conversion through June 1, 2007 at a rate of $1.375 per share per annum or 5.5% per annum, discounted to present value at a rate of 5.5% per annum, payable in cash or common shares, or any combination thereof at our option.

We do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that future earnings generated from operations, if any, will be retained to develop and expand our business. Our ability to pay dividends on our common stock is restricted by the terms of our Series A Preferred Stock, which require us to pay full cumulative dividends on the Series A Preferred Stock before making any dividend payment on our common stock.

Conversion of Series A Preferred Stock	The Series A Preferred Stock is convertible at any time into shares of common stock at a conversion price of $3.10 per share, which is equivalent to a conversion rate of 8.0645 shares of common stock for each share of Series A Preferred Stock. The Company has the right to demand conversion on or after May 31, 2007, in the event the volume weighted average of the daily market price per share of common stock during a period of 20 consecutive trading days equals or exceeds $5.10.

Plan of Distribution	The shares of Series A Preferred Stock and common stock offered for resale may be sold by the selling holders pursuant to this prospectus in the manner described under “Plan of Distribution.”

Trading and Symbol	Our common stock currently trades on the American Stock Exchange market under the symbol “QD.” The Series A Preferred Stock is not listed or traded on a public exchange or market.

Preferred and Common Stock Outstanding	As of December 1, 2006, we had 42,996,547 shares of common stock outstanding and 4,000,000 shares of Series A Preferred Stock outstanding.

Concurrent Offering	We are concurrently registering for resale up to 8,521,998 shares of our common stock (i) underlying warrants issued in April 2003 and (ii) previously issued upon the exercise of such warrants, for the holders of such warrants and shares. We will not receive any proceeds in connection with this offering. The warrants, underlying shares of common stock, and the registration of the common stock issued or issuable upon the conversion of the warrants are further discussed under “Description of Securities.”

You should read this prospectus summary together with the more detailed information contained in this prospectus, including the risk factors, along with the financial statements and the notes to the financial statements which are contained in the documents that we incorporate by reference in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in the “Risk Factors” section and elsewhere in this prospectus. For more information, please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” located in this prospectus.

Summary Consolidated Financial Data

The following selected consolidated financial data for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001, included herein is derived from our audited consolidated Financial Statements and related notes thereto, which are contained in the documents incorporated by reference into this prospectus. The financial data for the nine months ended September 30, 2006 and 2005 are derived from the unaudited interim condensed consolidated Financial Statements, which are contained in the documents incorporated by reference into this prospectus, are prepared on the same basis as our audited consolidated Financial Statements, and include all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations at and for such periods. This selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and the audited consolidated Financial Statements and related notes thereto and the unaudited interim condensed consolidated Financial Statements and related notes thereto, which are contained in the documents incorporated by reference into this prospectus. Historical results are not necessarily indicative of future results.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per share amounts)	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Revenue	$93,988	$91,104	$122,313	$124,804	$115,955	$97,103	$99,942
Gross margin	$59,837	$57,266	$76,669	$74,375	$71,023	$53,554	$63,612
Sales & marketing, general & administrative	$26,148	$31,352	$41,604	$53,812	$55,598	$45,718	$52,086
Software development	$23,254	$23,253	$30,476	$28,056	$23,798	$20,471	$14,813
Amortization of intangible assets and depreciation (1)	$3,239	$3,793	$4,904	$4,495	$4,525	$5,574	$8,523
Restatement costs	$—	$—	$—	$—	$7,461	$7,463	$—
Exit cost of facility closing	$—	$—	$1,066	$4,190	$—	$—	$—
Income (loss) from operations	$7,196	$(2,198)	$(1,381)	$(16,178)	$(12,898)	$(18,209)	$(11,810)
Interest expense	$(311)	$(763)	$(607)	$(4,814)	$(7,704)	$(2,833)	$(3,893)
Gain (loss) on redemption or retirement of debentures	$—	$—	$—	$(14,871)	$—	$—	$12,907
Income (loss) from continuing operations before income taxes	$8,245	$(2,554)	$(1,226)	$(34,982)	$(19,095)	$(19,919)	$6,442
Benefit (provision) for income taxes	$(262)	$(128)	$(277)	$175	$48	$—	$(150)
Income (loss) from continuing operations	$7,983	$2,682	$(1,503)	$(34,807)	$(19,047)	$(19,919)	$6,292
Loss from discontinued operations	$—	$(2,503)	$—	$(3,690)	$(4,896)	$(3,219)	$(2,539)
(Loss) gain on disposal of discontinued operations	$—	$—	$(2,435)	$(3,332)	$—	$8,776	$—
Net income (loss)	$7,983	$(5,185)	$(3,938)	$(41,829)	$(23,943)	$(14,362)	$9,413
Preferred stock accretion	$(3,769)	$(3,573)	$(4,796)	$(2,465)	$—	$—	$—
Net income (loss) attributable to common shareholders	$4,214	$(8,758)	$(8,734)	$(44,294)	$(23,943)	$(14,362)	$9,413
Basic income (loss) per share from continuing operations	$0.10	$(0.15)	$(0.15)	$(1.04)	$(0.70)	$(0.74)	$0.25
Basic net income (loss) per share	$0.10	$(0.22)	$(0.21)	$(1.23)	$(0.87)	$(0.53)	$0.37
Diluted income (loss) per share from continuing operations	$0.10	$(0.15)	$(0.15)	$(1.04)	$(0.70)	$(0.74)	$0.24
Diluted net income (loss) per share	$0.10	$(0.22)	$(0.21)	$(1.23)	$(0.87)	$(0.53)	$0.35

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)
Other Data: (2)
Ratio of earnings to combined fixed charges and preferred dividends	1.6	(0.2)	0.1	(2.8)	(0.7)	(2.9)	1.9
(Deficiency of) earnings to cover combined fixed charges and preferred dividends	$3,370	$(4,458)	$(7,326)	$(38,160)	$(19,095)	$(19,919)	$6,442

	As of September 30,	As of December 31,
	2006	2005	2004	2003	2002	2001
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$40,670	$33,042	$22,429	$36,944	$26,191	$32,213
Total assets	$113,095	$119,896	$119,410	$133,155	$126,927	$125,133
Deferred revenue	$45,695	$52,169	$44,040	$48,502	$39,492	$30,721
Working capital	$6,685	$(6,864)	$(15,092)	$13,008	$18,137	$32,509
Long-term debt (3)	$—	$—	$—	$84,225	$73,719	$73,719
Stockholders’ equity (deficit)	$39,872	$31,192	$32,639	$(16,883)	$(7,235)	$4,221

Note:	Certain reclassifications were not made to the 2001 balances to conform to the 2005 presentations.
(1)	Prior to 2002, the Company recorded depreciation expense as a part of cost of services, sales and marketing, general and administrative, and software development expenses.
(2)	For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings to cover combined fixed charges and preferred dividends, “earnings” includes pre-tax income (loss) adjusted for fixed charges and preferred dividends. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be 30% of rental expense) representative of interest.
(3)	Does not include $11.1 million at December 31, 2003 of unamortized discount associated with warrants issued in connection with the Senior Secured Notes due 2008 (“2008 Notes”).

RISK FACTORS

An investment in the shares of our Series A Preferred Stock or common stock involves a high degree of risk. In considering whether to purchase shares of our Series A Preferred Stock or common stock, you should carefully consider the following factors and other information set forth in this prospectus. The risks set forth below are in addition to risks that apply to most businesses.

Risks Related to the Series A Preferred Stock

A Merger, Change in Control or Other Business Combination involving the Company Does Not Constitute a Liquidation under the Terms of Our Series A Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of our assets to the holders of shares ranking junior to the Series A Preferred Stock, the holders of our Series A Preferred Stock are entitled to receive $25 per share of Series A Preferred Stock as a liquidation preference, in addition to all dividends (whether or not earned or declared) accumulated, accrued and unpaid thereon, though the holders of the Series A Preferred Stock are not entitled to any further payment in such circumstances. Under the terms of the Certificate of Designation for our Series A Preferred Stock, a merger, consolidation, statutory share exchange, self tender offer for all or substantially all of the shares of our common stock, sale of all or substantially all of our assets, recapitalization of our common stock, change in control or other business combination involving the Company does not constitute a liquidation. Therefore, in the event of a business combination where our common stock is converted into the right to receive stock, securities, or other property (including cash), or any combination thereof, each share of Series A Preferred Stock that has not been converted into consideration in connection with such transaction will be treated on an as-converted basis with our common stock, and will receive such consideration per Series A Preferred Stock share as 8.0645 shares (given the conversion price of $3.10) of our common stock would receive in such transaction.

Risks Related to Our Business

We Have Incurred Losses from Continuing Operations for the Past Five Years, Except 2001. Our Losses Have Adversely Affected Our Ability to Compete.

We incurred losses from continuing operations of $1.5 million, $34.8 million, $19.0 million and $19.9 million for the years ended December 31, 2005, 2004, 2003 and 2002, respectively, and we had income from continuing operations of $6.3 million in 2001. We had income from continuing operations of $8.0 million for the nine months ended September 30, 2006.

Our losses have impaired our ability to market our products and services in competition against companies that are more profitable. If we are unable to achieve or sustain profitability, it may impair our ability to compete effectively.

Failure to Achieve and Maintain Effective Internal Controls Could Have a Material Adverse Effect on Our Business, Operating Results and Stock Price.

We have documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. These reports were included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006, as amended by Amendment No. 1, filed with the SEC on August 17, 2006. As indicated in that Annual Report and as previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 25, 2005, as amended by Amendment No. 1, filed with the SEC on April 29, 2005, and Amendment No. 2, filed with the SEC on January 4, 2006 and in the Company’s Quarterly Reports on Form 10-Q, filed with the SEC on May 10, 2005 (as amended and filed on January 4, 2006), August 9, 2005 and November 9, 2005, our management identified control deficiencies and material weaknesses in internal control over financial reporting and in our disclosure controls and procedures as of December 31, 2004 and as of the end of each quarter in 2005 through September 30, 2005.

During 2005, the Company invested significant time and resources to remediate such material weaknesses, and as such, there were significant changes in our internal control over financial reporting during 2005 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting in a positive way. These changes were aimed at eliminating internal control deficiencies in both the Company’s revenue and closing cycles. The significant changes that occurred in 2005 for the Company’s internal control over financial reporting within its revenue cycle were as follows:

•	The Company established a revenue assurance group comprised of five professionals whose primary responsibilities include revenue plan verification and activation, contract review, revenue recognition and other revenue accounting activities;

•	The Company completed the process of converting its financial records from a legacy system called “CDI” to various modules of its principal financial software, PeopleSoft, which began during the fourth quarter of 2004 and was substantially completed during the second quarter of 2005; and

•	The Company began utilizing the PeopleSoft software as its single system to monitor, track, summarize and record revenue related activities.

The significant changes that occurred in 2005 related to the Company’s closing cycle were as follows:

•	The Company hired a new Chief Financial Officer, Controller, Assistant Controller, and replacements for virtually all positions in its general accounting staff;

•	The Company increased the internal training and supervision of its accounting and finance personnel;

•	The Company improved processes, delineation of responsibilities and segregation of duties for its accounting and finance staff;

•	The Company significantly improved the general ledger account reconciliation and journal entry preparation and review processes; and

•	The Company established schedules for routine and timely monthly and quarterly close and reporting cycles.

As a result of these remediation efforts, our management believes that our internal control over financial reporting and disclosure controls and procedures are effective as of December 31, 2005 and September 30, 2006.

However, if we fail to achieve and maintain the adequacy of our internal control over financial reporting and disclosure controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls, particularly those related to revenue recognition, are important in helping ensure that we produce reliable financial reports and prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

Additional Costs for Complying With Recent and Proposed Future Changes in SEC, American Stock Exchange and Accounting Rules Could Adversely Affect Our Profits.

Recent and proposed future changes in SEC and American Stock Exchange rules, as well as changes in accounting rules, have caused us, and will continue to cause us, to incur additional costs including professional fees and added personnel costs, in order to keep informed of the changes and operate in a compliant manner. We incurred, and expect to continue to incur, additional general and administrative expenses in order to maintain compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which requires management to report on, and our independent auditors to attest to, our internal controls (in future periods). These additional costs may be significant enough to cause our financial position and results of operation to be adversely affected. In addition, compliance with these rules could also result in continued diversion of management’s time and attention, which could prove to be disruptive to our normal business operations. Failure to comply with any of the laws and regulations could adversely impact market perception of our Company, which could make it difficult to access the capital markets or otherwise finance our operations in the future.

Our Ability to Borrow or Issue Additional Shares of Preferred Stock Is Restricted by the Terms of Our Series A Preferred Stock.

The Certificate of Designation governing our Series A Preferred Stock provides that so long as at least 600,000 shares of Series A Preferred Stock are outstanding, at least 66 2/3% of the votes entitled to be cast by the holders of the Series A Preferred Stock shall be required to approve the incurrence by QuadraMed of any long-term senior indebtedness of QuadraMed in an aggregate principal amount exceeding $8,000,000, excluding certain prior existing indebtedness. Furthermore, the Certificate of Designation requires the affirmative vote of a majority of any outstanding shares of the Series A Preferred Stock prior to the authorization or creation of, or increase in the authorized amount of, any shares of any class or series (or any security convertible into shares of any class or series) ranking senior to or on par with the Series A Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of QuadraMed or in the payment of dividends. This may hinder or delay our ability to borrow funds or issue preferred stock.

Our Quarterly Operating Results Are Subject to Fluctuations, which Could Adversely Affect Our Financial Results and the Market Price of Our Common Stock.

Our quarterly operating results have varied significantly in the past and may fluctuate in the future as a result of a variety of factors, many of which are outside our control. Accordingly, quarter-to-quarter comparisons of our operating results may not be indicative of our future performance. Some of the factors causing these fluctuations include:

•	Variability in demand for products and services;

•	Introduction of product enhancements and new products by us and our competitors;

•	Timing and significance of announcements concerning present or prospective strategic alliances;

•	Discontinuation of, or reduction in, the products and services we offer;

•	Loss of customers due to consolidation in the healthcare industry;

•	Delays in product delivery requested by our customers;

•	Customer budget cycle fluctuation;

•	Investment in marketing, sales, software development and administrative personnel necessary to support anticipated operations;

•	Costs incurred for marketing and sales promotional activities;

•	Software defects and other product quality factors;

•	General economic conditions and their impact on the healthcare industry;

•	Cooperation from competitors on interfaces and implementation when a customer chooses a QuadraMed software application to use with various vendors;

•	Delays in implementation due to product readiness, customer induced delays in training or installation and third-party interface development delays;

•	Final negotiated sales prices of systems;

•	Federal regulations (i.e., OIG, HIPAA, ICD-10) that can increase demand for new, updated systems;

•	Federal regulations that directly affect reimbursements received, and therefore the amount of money available for purchasing information systems; and

•	The fines and penalties a healthcare provider or system may incur due to fraudulent billing practices.

In addition to the foregoing, a significant percentage of our total cost of revenue is attributable to the cost of third-party software royalties and licenses relating to third-party software embedded within our software applications. The cost of third-party software royalties and licenses, as a percentage of total cost of revenue, was approximately 21%, 20% and 13% for the years ended December 31, 2005, 2004, and 2003, respectively. For the nine months ended September 30, 2006 and 2005, third-party software royalties and licenses, as a percentage of total cost of revenue, was 26% and 20%, respectively. Generally, royalty fees for third-party licenses will fluctuate based on revenue or the number of our customers and therefore will fluctuate on a quarter-to-quarter basis.

Our Operating Expenses are Fixed, and We May Not Be Able to Reduce Them to Offset a Potential Future Revenue Decrease.

Our operating expense levels are relatively fixed. Accordingly, if future revenues are below expectations, we would experience a disproportionate adverse affect on our net income and financial results. In the event of a revenue shortfall, we will likely be unable to, or may elect not to, reduce spending quickly enough to offset any such shortfall. As a result, it is possible that our future revenues or operating results may fall below the expectations of securities analysts and investors. In such a case, the price of our publicly traded securities may be adversely affected.

We Could Experience a Significant Impact on Our Revenue if Our Customers Do Not Renew Maintenance Contracts.

We derive a significant percentage of our revenue, including 45% of our total revenue for fiscal year 2005, from maintenance services. We provide maintenance services under maintenance contracts to many of our customers in connection with our healthcare information technology products. In general, these maintenance contracts renew on an annual basis. If a significant portion of these maintenance contracts were not renewed, our maintenance revenues would decline which could have a material adverse effect on our total revenue for the period(s) in which the maintenance contracts were discontinued.

Future Sales of Our Common Stock in the Public Market, Warrants or Option Exercises and Sales Could Lower Our Stock Price.

A substantial number of shares of our common stock are issuable upon the exercise of stock options and warrants and upon conversion of our Series A Preferred Stock. We cannot predict the effect, if any, that future sales of such shares of common stock, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock issued or issuable upon the exercise of stock options or warrants or upon the conversion of our Series A Preferred Stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

If Our Series A Preferred Stock is Converted into Common Stock, these Converting Stockholders Will Have Significant Voting Power, and They Will Have the Ability to Exert Substantial Influence Over Matters Requiring Stockholder Approval.

Each share of our Series A Preferred Stock is convertible into 8.0645 shares of our common stock, and the Series A Preferred Stockholders may convert at any time. If all of our Series A Preferred Stock is converted into common stock, the shares issued upon this conversion will total approximately 42.8% of our outstanding common stock. In addition, many of our Series A Preferred Stockholders own common stock. Therefore, although these stockholders may not acquire majority control upon conversion of their Series A Preferred Stock, if these distinct stockholders were to act together, they will have the ability to exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors, the approval of mergers or other business combinations, and other significant corporate actions. This ability to influence our affairs might be disadvantageous to our other stockholders.

Recently Adopted Financial Accounting Standards, Which Require the Expensing of All Share-Based Payments to Employees, May Materially and Adversely Affect our Results of Operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant-date fair values. In April 2005, the SEC extended the effective date of SFAS No. 123(R) requiring compliance by public companies for annual, rather than interim, periods that begin after June 15, 2005. Under SFAS No. 123(R), pro forma disclosure is no longer an alternative. As permitted by the former FASB statement, SFAS No. 123, the Company had accounted for share-based payments to employees using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and as such, had generally recognized no compensation cost for employee stock options.

Accordingly, we have adopted SFAS No. 123(R)’s fair value method of accounting for share-based payments, effective January 1, 2006. The full impact of this statement will be dependent on future grants as well as existing grants of employee stock options and restricted stock. We believe that the impact on the Company’s results of operations may be significant, as we will be required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. If the Company reduced its share-based payments to existing and new employees in order to avoid the negative impact on operating results, it could impair the Company’s ability to attract and retain quality personnel, which could weaken the Company’s competitive position in the marketplace.

The Trading Price of Our Common Stock Has Been, and Is Expected to Continue to Be, Volatile.

The American Stock Exchange and stock markets in general, have historically experienced extreme price and volume fluctuations that have affected companies unrelated to their individual operating performance. The trading price of our common stock has been and is likely to continue to be volatile due to such factors as:

•	Variations in quarterly results of operations;

•	Announcements of new products or acquisitions by our competitors;

•	Government regulatory action;

•	Resolution of pending or unasserted litigation;

•	Developments or disputes with respect to proprietary rights; and

•	General trends in our industry and overall market conditions.

Movements in prices of equity securities in general may also affect the market price of our common stock.

Provisions in Our Certificate of Incorporation and Bylaws and Delaware Law Could Delay or Discourage a Takeover and Could Adversely Affect the Price of Our Common Stock.

Our Board of Directors has the authority to issue an additional one million shares of preferred stock over and above the four million shares already issued, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by holders of our common stock. If additional preferred stock is issued, the voting and other rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of our preferred stock. The issuance of preferred stock may have the effect of delaying or preventing a change of control of the Company that could have been at a premium price to our stockholders. Our Board of Directors has issued four million shares of such preferred stock as Series A Preferred Stock and the holders of the Series A Preferred Stock have certain voting and board appointment rights.

Certain provisions of our Certificate of Incorporation and Bylaws could discourage potential takeover attempts and make stockholders’ attempts to change management difficult. Our Board of Directors has the authority to impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions. In addition, our Certificate of Incorporation provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Any vacancy on our Board of Directors may be filled only by a vote of the majority of directors then in office. Further, our Certificate of Incorporation provides that the affirmative vote of two-thirds of the shares entitled to vote, voting together as a single class, subject to certain exceptions, is required for certain business combination transactions. These provisions, and certain other provisions of our Certificate of Incorporation, could have the effect of delaying or preventing (i) a tender offer for our common stock or other changes of control of the Company that could be at a premium price or (ii) changes in our management.

In addition, certain provisions of Delaware law could have the effect of delaying or preventing a change of control of the Company. Section 203 of the Delaware General Corporation Law, for example, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met.

We Do Not Expect to Pay Cash Dividends on Common Stock in the Foreseeable Future.

We have not declared or paid cash or other dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. Our ability to pay dividends is also restricted by the terms of our Series A Preferred Stock which require us to pay full cumulative dividends on the Series A Preferred Stock before making any dividend payment on our common stock. Generally, the Series A Preferred Stock is entitled to quarterly dividends of $0.34375 (5.5% per annum) per share. However, as provided in the Certificate of Designation relating to the Series A Preferred Stock, because a registration statement for the Series A Preferred Stock was not declared effective by the SEC on or before June 15, 2005, the dividend rate for such stock increased to $0.40625 per quarter (6.5% per annum) commencing on June 16, 2005, and such rate applied through December 1, 2006, the date on which the registration statement of which this prospectus is a part was declared effective. Upon conversion of the Series A Preferred Stock into shares of common stock, the Series A Preferred stockholders have the right to receive, when declared by our Board of Directors, dividends equal to the total previously unpaid dividends payable from the effective date of conversion through June 1, 2007 at a rate of $1.375 per share per annum or 5.5% per annum, discounted to present value at a rate of 5.5% per annum, payable in cash or common shares, or any combination thereof at our option. We currently intend to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial conditions, cash requirements, the availability of a surplus and other factors.

We May Be Liable for Violating the Intellectual Property Rights of Third Parties, which Could Lead Us to Incur Substantial Litigation Expenses, and, If There Were an Adverse Judgment, Liability for Any Infringement.

We do not believe that the intellectual property important to the operation of our business, whether owned by us or licensed to us by a third party, infringes or violates the intellectual property rights of any other party. However, intellectual property litigation is increasingly common in the software industry. The risk of an infringement claim against us may increase over time as the number of competitors in our industry segment grows and the functionality of products overlaps. Third parties have, in the past, asserted infringement claims and could assert infringement claims against us in the future. Regardless of the merits, we could incur substantial litigation expenses in defending any such asserted claim. In the event of an unfavorable ruling on any such claim, a license or similar agreement may not be available to us on reasonable terms, if at all. Infringement may also result in significant monetary liabilities that could have a material adverse effect on our business, financial condition and results of operations. We may not be successful in the defense of these or similar claims. We have taken steps to contractually limit our liability for the use of intellectual property licensed to us by third parties. However, there can be no guarantee that we have adequate protection.

Our Inability to Protect Our Intellectual Property Could Lead to Unauthorized Use of Our Products, which Could Have an Adverse Effect on Our Business.

We rely on a combination of trade secret, copyright and trademark laws, nondisclosure, non-compete and other contractual provisions to protect our proprietary rights. In 2001, we filed our first patent application covering our developed technology, the Affinity CPOE software application. This application lapsed, and we have no patents. Measures taken by us to protect our intellectual property may not be adequate, and our competitors could independently develop products and services that are substantially equivalent or superior to our products and services. Any infringement or misappropriation of our proprietary software and databases could put us at a competitive disadvantage in a highly competitive market and could cause us to lose revenues, incur substantial litigation expense and divert management’s attention from other operations.

We are Dependent Upon Third-Party Software Licenses in Connection with the Sale of Our Software. If These Licenses Are Not Renewed or Are Terminated, We May Not Be Able to Continue to Use the Related Technology on Commercially Reasonable Terms or at All.

We depend on licenses from a number of third-party vendors for certain technology, including the computer hardware, operating systems, database management systems, programming language and runtime environment, upon which we develop and operate our products. We are materially reliant upon licenses with the following third-party vendors: InterSystems Corporation, Document Storage Systems, Inc., Megas Corporation, Unicor Medical, Oracle, Microsoft, Quovadx, the American Medical Association and the American Hospital Association. Most of these licenses expire within three to five years. Such licenses can be renewed only by mutual consent and may be terminated if we breach the license terms and fail to cure the breach within a specified time period. If such licenses are terminated, we may not be able to continue using the technology on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce product shipments until equivalent technology is obtained, which could have a material adverse effect on our business, financial condition and results of operations. However, as all application software companies, including QuadraMed and our competitors, are reliant on licensed technology and third-party components, we believe our reliance on such technology and licenses places us at no competitive disadvantage.

At present, there is no equivalent technology for the InterSystems Corporation technology which is an integral component of our Affinity product line. The Company has entered into several agreements with InterSystems Corporation regarding the licensed technology relating to our Affinity product line. However, if InterSystems Corporation ceased to offer this technology and no other vendor provided the technology, we would be required to migrate our Affinity products to a new database platform or redesign our products to work with new software tools. This could be very costly and difficult to achieve and could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we would successfully migrate our Affinity products to a new platform.

Most of our third-party licenses are non-exclusive and competitors may obtain the same or similar technology. In addition, if vendors choose to discontinue support of the licensed technology, we may not be able to modify or adapt our products.

We Face Product Development Risks Associated with Rapid Technological Changes.

The healthcare software market is highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success depends on our ability to timely and effectively:

•	Offer a broad range of software products;

•	Enhance existing products and expand product offerings;

•	Respond promptly to new customer requirements and industry standards;

•	Remain compatible with popular operating systems and develop products that are compatible with new or otherwise emerging operating systems; and

•	Develop new interfaces with competing healthcare information system vendors to fully integrate our Quantim product suite in order to maximize features and functionality of the new products.

Our performance depends in large part upon our ability to provide the increasing functionality required by our customers through the timely development and successful introduction of new products and enhancements to our existing suite of products. We may not successfully, or in a timely manner, develop, acquire, integrate, introduce or market new products or product enhancements. Product enhancements or new products developed by us also may not meet the requirements of hospitals or other healthcare providers and payers or achieve or sustain market acceptance. Our failure to either estimate accurately the resources and related expenses required for a project, or to complete our contractual obligations in a manner consistent with the project plan upon which a contract was based, could have a material adverse effect on our business, financial condition and results of operations. In addition, our failure to meet a customer’s expectations in the performance of our services could damage our reputation and adversely affect our ability to attract new business.

A Significant Amount of Our Assets Comprise Goodwill, Customer Lists and Other Intangible Items Subject to Impairment and Adjustment That Could Possibly Negatively Impact Our Results of Operations and Stockholders’ Equity.

A significant amount of our assets comprise intangible assets, such as the value of the installed customer base, core technology, capitalized software, goodwill and other identifiable intangible assets acquired through our acquisitions, such as trademarks.

Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, we must test goodwill and other intangible assets for impairment at least annually and adjust them when impaired to the appropriate net realizable value. We performed an impairment test on the carrying value of our goodwill and other intangibles as of January 1, 2006 and 2005. We determined that there was no impairment as of these dates. In addition, our internally developed software has been capitalized assuming our earnings from these product developments exceed the costs incurred to develop them. If it is determined that these assets have been impaired and our future operating results will not support the existing carrying value of our intangible assets, we will be required to adjust the carrying value of such assets to net realizable value.

We, however, cannot predict that all of our intangible assets will continue to remain unimpaired. Our future operating results and stockholders’ equity could possibly decrease with any future impairment and write-down of goodwill, customer lists or other such intangibles.

The Nature of Our Products Makes Us Particularly Vulnerable to Undetected Errors or Bugs that Could Reduce Revenues, Market Share or Demand for Our Products and Services.

Products such as those we offer may contain errors or failures, especially when initially introduced or when new versions are released. Although we conduct extensive testing on our products, software errors have been discovered in certain enhancements and products after their introduction. Despite such testing by us and by our current and potential customers, products under development, enhancements or shipped products may contain errors or performance failures, resulting in, among other things:

•	Loss of customers and revenue;

•	Delay in market acceptance;

•	Diversion of resources;

•	Damage to our reputation; or

•	Increased service and warranty costs.

Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

If Our Products Fail to Accurately Assess, Process or Collect Healthcare Claims or Administer Managed Care Contracts, We Could Be Subject to Costly Litigation and Be Forced to Make Costly Changes to Our Products.

Some of our products and services are used in the payment, collection, coding and billing of healthcare claims and the administration of managed care contracts. If our employees or products fail to accurately assess, process or collect these claims, customers could file claims against us. Our insurance coverage may not be adequate to cover such claims. A successful claim that is in excess of, or is not covered by, insurance coverage could adversely affect our business, financial condition and results of operations. Even a claim without merit could result in significant legal defense costs and could consume management time and resources. In addition, claims could increase our premiums such that appropriate insurance could not be found at commercially reasonable rates. Furthermore, if we were found liable, we may have to significantly alter one or more of our products, possibly resulting in additional unanticipated software development expenses.

Changes in Procurement Practices of Hospitals Have and May Continue to Have a Negative Impact on Our Revenues.

A substantial portion of our revenues has been and is expected to continue to be derived from sales of software products and services to hospitals. Hospitals are slow to make changes and generally favor their existing vendor when considering an upgrade in their systems. Consolidation in the healthcare industry, particularly in the hospital and managed care markets, could decrease the number of existing or potential purchasers of products and services and could adversely affect our business. In addition, the decision to purchase our products often involves a committee approval. Consequently, it is difficult for us to predict the timing or outcome of the buying decisions of our customers or potential customers. In addition, many healthcare providers are consolidating to create integrated delivery networks with greater regional market power. These emerging systems could have greater bargaining power, which may lead to decreases in prices for our products, which could adversely affect our business, financial condition and results of operations.

The Department of Veterans Affairs Has Awarded a Contract to Us. It is Unknown Whether Our Overall Revenues Will Increase or Not Related to This Award.

The Department of Veterans Affairs (“VA”) has awarded contract VA Blanket Purchase Agreement No. 101-049AH-005 (the “BPA”) to the Company, as disclosed in the Company’s press release dated April 27, 2005. The BPA is a five year single source contract covering approximately 128 VA facilities. Under the BPA, these VA facilities are to be contracted to use our products and services. Previously, both we and other vendors provided healthcare information management (“HIM”) software to these VA facilities. For the fiscal year ended December 31, 2005 we recorded $12.1 million in revenue; for the three and nine month periods ended September 30, 2006 we recorded approximately $3.8 million and $11.7 million, respectively, from providing VA facilities with software. As of December 31, 2005 and September 30, 2006 our HIM software constitutes approximately 90% of the products and services we provide to these facilities. The BPA contains additional HIM software discounts, but it increases the number of VA facilities using our products, so the overall financial impact of the BPA cannot be known. Previously, the VA has directed the individual facilities to order their requirements for this HIM software under the BPA, and each VA facility orders the HIM software individually; however, for the period October 1, 2006 through September 30, 2007, the VA has issued a single purchase order for the HIM software covering all of the VA facilities. This single purchase order also ordered the QuadraMed software upgrade product known as “VIP’, thus increasing overall revenue under the order compared to the orders for the previous government ordering period. There can be no assurances that the VA will order its QuadraMed HIM software under a single order for the period after September 30, 2007, nor is it assured that any future upgrade sales such as the VIP upgrade sale will be made.

Changes in the Healthcare Financing and Reimbursement System Could Adversely Affect the Amount of and Manner in which Our Customers Purchase Our Products And Services.

Changes in current healthcare financing and reimbursement systems (e.g., Medicaid) could result in unplanned product enhancements, delays or cancellations of product orders or shipments, or reduce the need for certain systems. We could also have the endorsement of products by hospital associations or other customers revoked. Any of these occurrences could have a material adverse effect on our business. Alternatively, the federal government recently mandated that all but small healthcare providers submit claims to Medicare in electronic format, which may positively affect sales of our systems and products.

Healthcare Regulations and Reform Proposals Could Adversely Affect Demand for Our Products.

The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations. The traditional hospital delivery system is evolving as more hospital services are being provided by niche, free standing practices and outpatient providers. The commercial value and appeal of our products may be adversely affected if the current healthcare financing and reimbursement systems were to change. During the past several years, the healthcare industry has been subject to increasing levels of governmental regulation. Proposals to reform the healthcare system have been and are being considered by the United States Congress. These proposals, if enacted, could adversely affect the commercial value and appeal of our products or change the operating environment of our customers in ways that cannot be predicted. Healthcare organizations may react to these proposals by curtailing or deferring investments, including those for our products and services. In addition, the regulations promulgated under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) could lead healthcare organizations to curtail or defer investments in non-HIPAA related features in the next several years.

The Variability and Length of Our Sales Cycle for Our Products May Exacerbate the Unpredictability and Volatility of Our Operating Results.

We cannot accurately forecast the timing of customer purchases due to the complex procurement decision processes of most healthcare providers and payers. How and when to implement, replace, expand or substantially modify an information system are major decisions for hospitals, and such decisions require these entities to make significant capital expenditures. As a result, we typically experience sales cycles that extend over several quarters. In particular, our Affinity software has a higher average selling price and longer sales cycle than many of our other products. As a result, we have only a limited ability to forecast the timing and size of specific sales, making the prediction of quarterly financial performance more difficult.

We Operate in a Highly Competitive Market.

Competition for our products and services is intense and is expected to increase. Increased competition could result in reductions in our prices, gross margins and market share and have a material adverse effect on our business, financial condition and results of operations. We compete with other providers of healthcare information software and services, as well as healthcare consulting firms. Some competitors have formed business alliances with other competitors that may affect our ability to work with some potential customers. In addition, if some of our competitors merge, a stronger competitor may emerge. Some principal competitors include:

•	In the market for healthcare information systems: McKesson Corporation, Inc., Siemens Health Services, a division of Siemens Medical Solutions of Siemens AG, MediTech Corporation, Eclipsys Corporation and Cerner;

•	In the market for electronic document management products: McKesson Corporation, SoftMed Corporation Inc., FileNet, Streamlined Health, MedPlus and Eclipsys Corporation;

•	In the market for MPI products and services: Initiate Systems, Inc., McKesson Corporation, Siemens Health Services, a division of Siemens Medical Solutions of Siemens AG, and Medibase;

•	In the market for decision support products: Eclipsys Corporation, Healthcare Microsystems, Inc., a division of Health Management Systems Inc., McKesson Corporation, Siemens Health Services, a division of Siemens Medical Solutions of Siemens AG, and MediQual Systems, Inc., a division of Cardinal Health, Inc.; and

•	In the market for coding, compliance, data, and record management products in the Health Information Management Software Division: 3M Corporation, SoftMed Corporation, Inc., MetaHealth, Eclipsys Corporation and HSS, Inc., an Ingenix Corporation.

Prospective customers may evaluate our products’ capabilities against the merits of their existing information systems and expertise and decide to stay with their incumbent vendor due to the cost associated with conversion. In addition, existing and prospective customers may be reluctant to buy from us because of the losses we have incurred in recent years.

Many of our current and potential competitors have significantly greater financial, technical, product development, marketing and other resources, and market recognition than we have. These competitors may be in a position to devote greater resources to the development, promotion and sale of their products than we can. Our competitors also have, or may develop or acquire, substantial installed customer bases in the healthcare industry. As a result of these factors, our competitors may be able to respond more quickly to new or emerging technologies, changes in customer requirements and changes in the political, economic or regulatory environment in the healthcare industry.

As a result of the current emphasis on patient safety, the selection of a new hospital information system is frequently based on the strength of the vendor’s clinical application and many of our competitors have invested considerably more in clinical development than we have.

Major software information systems companies, including those specializing in the healthcare industry, that do not presently offer competing products may enter our markets.

We may not be able to compete successfully against current and future competitors, and such competitive pressures could materially adversely affect our business, financial condition and operating results.

We Have Encountered Significant Challenges Integrating Acquired Businesses, and Future Transactions May Adversely Affect Our Business, Operations and Financial Condition.

Throughout our history, we have made many acquisitions and have encountered significant challenges integrating the acquired businesses into our operations. In recent years, we have made significant progress toward that integration. However, we continue to support several different technology platforms. In the future, we plan to make investments in or acquire additional complementary businesses, products, services or technologies. These investments and acquisitions will create new integration challenges. Some of the challenges we have encountered, and may encounter with acquisitions in the future, in integrating acquired businesses include:

•	Interruption, disruption or delay of our ongoing business;

•	Distraction of management’s attention from other matters;

•	Additional operational and administrative expenses;

•	Difficulty managing geographically dispersed operations;

•	Failure of acquired businesses to achieve expected results, resulting in our failure to realize anticipated benefits;

•	Write-down or reclassification of acquired assets;

•	Failure to retain key acquired personnel and difficulty and expense of training those retained;

•	Increases in compensation and stock compensation expenses resulting from newly hired employees;

•	Assumption of liabilities and potential for disputes with the sellers of acquired businesses;

•	Customer dissatisfaction or performance problems related to acquired businesses;

•	Failure to maintain good relations with customers or suppliers;

•	Exposure to the risks of entering markets in which we have no prior direct experience and to risks associated with market acceptance of acquired products and technologies; and

•	Platform and technical issues related to integrating systems from various acquired companies.

All of these factors have had an adverse effect on our business, financial condition and results of operations in the past, and could have an adverse effect in the future.

No Mirror Processing Site for Our Customer Data Processing Facilities Exists; Our Business, Financial Condition and Results of Operations Could Be Adversely Affected if These Facilities Were Subject to a Closure from a Catastrophic Event or Otherwise.

We currently process substantially all of our customer data at several of our facilities across the United States. Although we back up our data nightly and have safeguards for emergencies, such as power interruption or breakdown in temperature controls, we have no mirror processing site to which processing could be transferred in the case of a catastrophic event at any of these facilities. If a major catastrophic event occurs at these facilities possibly leading to an interruption of data processing, or any other interruption or closure, our business, financial condition and results of operations could be adversely affected.

We May Be Required to Make Substantial Changes to Our Products if They Become Subject to FDA Regulation, which Could Require a Significant Capital Investment.

Computer products used or intended for use in the diagnosis, cure, mitigation, treatment or prevention of diseases or other conditions or that affect the structure or function of the body are subject to regulation by the U.S. Food and Drug Administration (“FDA”) under the Federal Food, Drug and Cosmetic Act. At present, none of our software products are so regulated. In the future, the FDA could determine that some of our products, because of their predictive aspects, are clinical decision tools and subject them to regulation. Compliance with FDA regulations could be burdensome, time consuming and expensive. Other new laws and regulations affecting healthcare software development and marketing also could be enacted in the future. If so, it is possible that our costs and the length of time for product development and marketing could increase and that other unforeseeable consequences could arise.

Governmental Regulation of the Confidentiality of Patient Health Information Could Result in Our Customers Being Unable to Use Our Products Without Significant Modification, which Could Require Significant Capital Expenditures.

There is substantial state and federal regulation of the confidentiality of patient health information and the circumstances under which such information may be used by, disclosed to, or processed by us as a consequence of our contacts with various health plans and healthcare providers. Although compliance with these laws and regulations is presently the principal responsibility of the health plan, hospital, physician or other healthcare provider, regulations governing patient confidentiality rights are dynamic and rapidly evolving. As such, laws and regulations could be modified so that they could directly apply to us. Also, changes to the laws and regulations that would require us to change our systems and our methods may be made in the future, which could require significant expenditure of capital and decrease future business prospects. Also, additional federal and state legislation governing the dissemination of patient health information may be proposed and adopted, which may also significantly affect our business. Finally, certain existing laws and regulations require healthcare entities to contractually pass on their obligations to other entities with which they do business; as such, we are indirectly impacted by various additional laws and regulations.

HIPAA is a federal law that affects the use, disclosure, transmission and storage of individually identifiable health information referred to as “protected health information.” As directed by HIPAA, the United States Department of Health and Human Services (“DHHS”) must promulgate standards or rules for certain electronic health transactions, code sets, data security, unique identification numbers and privacy of protected health information. DHHS has issued some of these rules in final form, while others remain in development. In general, under these rules, we function as a “business associate” to some of our customers (who are considered to be “covered entities” under HIPAA). The three rules relevant to us and our customers – the Transactions Rule, the Privacy Rule and the Security Rule – are discussed below. It is important to note that DHHS could, at any time in the future, modify any existing final rule in a manner that could require us to change our systems or operations.

First, DHHS has published a final HIPAA rule governing transactions and code set standards (“Transactions Rule”). The Transactions Rule had a compliance date of October 16, 2003. To the extent necessary to help our covered entity customers conduct transactions, we believe that our current products and services meet the requirements of the Transactions Rule. Nevertheless, as noted above, DHHS may make further revisions to the Transactions Rule, which could require us to change our products and systems to enable our covered entity customers to meet such obligations.

Second, DHHS has published a final HIPAA privacy rule (“Privacy Rule”) which had a compliance date of April 14, 2003. The Privacy Rule is complex and far reaching. Similar to the Transactions Rule, as noted above, the Privacy Rule directly applies to covered entities. Also, covered entities are, in most instances, required to execute a contract with any business associate that performs certain services on the covered entity’s behalf involving the exchange or creation of protected health information. Our hospital and health plan customers are covered entities, and to the extent that we are required by our customer contracts to ensure that we comply with various aspects of the Privacy Rule, we believe that we meet the requirements of the Privacy Rule. The Privacy Rule and other similar state healthcare privacy regulations could materially restrict the ability of healthcare providers and health plans to disclose protected health information from patient records using our products and services, or it could require us to make additional capital expenditures to be in compliance. Accordingly, the Privacy Rule and state privacy laws may significantly impact our products’ use in the healthcare delivery system and, therefore, decrease our revenues, increase working capital requirements and decrease future business prospects.

Third, DHHS has published the final HIPAA security rule (“Security Rule”) with a compliance date of April 20, 2005. The Security Rule applies to the use, disclosure, transmission, storage and destruction of electronic protected health information by covered entities. The Security Rule requires that covered entities must implement administrative, technical and physical security measures to safeguard electronic protected health information. Also, as with the Privacy Rule, under the Security Rule, covered entities are required to contractually bind their business associates to certain aspects of the Security Rule. As such, where we function as a business associate to a customer that is a covered entity, we are required to enter into a business associate contract with that customer. Implementing such measures may require us to expend substantial capital due to required product, service and procedure changes.

We have completed modifications to our business practices and software offerings so that we are able to assist our customers in complying with the Transactions Rule, Privacy Rule and Security Rule. However, DHHS continues to publish change notices to the existing rules and propose new rules. There is no certainty that we will be able to respond to all such rules in a timely manner and our inability to do so could adversely affect our business.

Government Regulation to Adopt and Implement ICD-10-CM and ICD-10-PCS Medical Code Set Standards Could Require Substantial Modification of our Coding and Compliance Software.

The American Health Information Management Association and other prominent healthcare industry advocacy groups are calling on DHHS and the healthcare industry to take action to adopt and implement ICD-10-CM and ICD-10-PCS code sets, rules and guidelines as a replacement for current ICD-9-CM guidelines used in our software products. Adoption of these new code sets would require us to change our systems and our methods which could require a significant expenditure of software development capital and decrease future business prospects for our current product line.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents that we incorporate by reference contain certain forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements, including statements regarding our strategy, future operations, future expectations or future estimates, financial position and objectives of management. In some cases, you can identify forward-looking statements by terminology such as “believes,” “anticipates,” “plans,” “should,” “expects,” “predicts,” “intends,” “estimates,” “may,” “will,” “could,” “would,” “pro forma,” “seek,” “continue,” or the negative of those terms or comparable terminology. Not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to our operations, results of operations, competitive factors, shifts in market demand and other risks and uncertainties. These statements are only predictions and we can give no assurance that such expectations will prove to be correct.

We discuss risks, uncertainties and assumptions that could cause our actual results to differ from these forward-looking statements elsewhere in this prospectus, including in the section entitled “Risk Factors,” and in our periodic reports filed with the SEC. These are factors that we believe could cause our actual results to differ materially from our expected and historical results.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate and actual results may differ from those indicated by the forward-looking statements included in this prospectus. You should not place undue reliance on these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not consider the inclusion of such information as a representation by us or anyone else that we will achieve such results. We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events or otherwise. You are advised, however to consult any further disclosures we make in our subsequent current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K and other reports filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, including exhibits under the Securities Act of 1933 with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information regarding QuadraMed Corporation and the Series A Preferred Stock and the common stock offered by this prospectus, we refer you to the registration statement, including the exhibits thereto. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov and on our website www.quadramed.com, where all of our current SEC filings can be accessed free of charge as soon as reasonably practicable after they are filed with the SEC. Our SEC filings are also available at the office of the American Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange, please call 212-306-1331.

Unless we state otherwise, “we,” “us,” “our,” “the Company” and “QuadraMed” refer to QuadraMed Corporation, including all of our subsidiaries. Unless otherwise indicated, industry data in this prospectus is derived from publicly available sources, which we have not independently verified.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information that is different from the information contained in this prospectus. The selling holders are offering to sell, and seeking offers to buy, Series A Preferred Stock and common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of the delivery of this prospectus or of any sale of the Series A Preferred Stock or common stock. Our business, financial condition, results of operation and prospects may have changed since that date.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with the Securities and Exchange Commission are incorporated by reference in this registration statement:

(1)	QuadraMed Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006, as amended by Form 10-K/A, Amendment No.1, filed with the SEC on August 17, 2006;

(2)	QuadraMed Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006;

(3)	QuadraMed Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006;

(4)	QuadraMed Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 13, 2006;

(5)	QuadraMed Corporation’s Current Reports on Form 8-K, filed with the SEC on January 10, 2006, February 6, 2006, February 10, 2006, March 8, 2006, March 15, 2006, March 20, 2006, May 1, 2006, May 16, 2006, June 7, 2006, July 31, 2006, August 15, 2006, November 2, 2006, November 15, 2006, November 17, 2006 and December 5, 2006; and

(6)	The description of the terms, rights and provisions applicable to the common stock contained in QuadraMed’s Registration Statement No. 001-32283 on Form 8-A, filed with the SEC on August 17, 2004 pursuant to Section 12 of the Securities Exchange Act of 1934.

All of the documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering, are incorporated by reference into this registration statement and shall be deemed to be a part hereof from the date of filing of such documents.

You can request a copy of these documents, including exhibits, at no cost, by writing or telephoning us at the following address:

QuadraMed Corporation

12110 Sunset Hills Road

Reston, Virginia 20190

703-709-2300

Attn: Corporate Secretary

Any statement which is contained in a document incorporated or considered to be incorporated by reference in this registration statement is considered to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement or in any other subsequently filed document which also is or is considered to be incorporated by reference in this registration statement modifies or supersedes such statement. Any such statement so modified or superseded may not be considered, except as so modified or superseded, to be a part of this registration statement.

USE OF PROCEEDS

The selling holders will receive all of the proceeds from the resale of the shares of Series A Preferred and common stock that may be sold using this prospectus. We will not receive any of the proceeds from the resale of these shares of Series A Preferred and common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We anticipate that we will retain earnings, if any, to finance the growth and development of our business. Generally, the Series A Preferred Stock is entitled to quarterly dividends of $0.34375 (5.5% per annum) per share. However, as provided in the Certificate of Designation relating to the Series A Preferred Stock, because this registration statement was not declared effective by the SEC on or before June 15, 2005, the dividend rate for such stock had increased to $0.40625 per quarter (6.5% per annum) commencing on June 16, 2005, and such rate applied through December 1, 2006, the date on which the registration statement of which this prospectus is a part was declared effective. Upon conversion into shares of common stock, the Series A Preferred stockholders have the right to receive, when declared by our Board of Directors, dividends equal to the total previously unpaid dividends payable from the effective date of conversion through June 1, 2007 at a rate of $1.375 per share per annum or 5.5% per annum, discounted to present value at a rate of 5.5% per annum, payable in cash or common stock, or any combination thereof at our option. The terms of the Series A Preferred Stock require us to pay full cumulative dividends on the Series A Preferred Stock before making any dividend payments on our common stock. Therefore, we do not expect to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and whatever other factors that our Board of Directors determines are relevant.

DESCRIPTION OF SECURITIES

As used in this description of securities, the words “we,” “us,” “our” or “QuadraMed” refer only to QuadraMed Corporation and do not include any current or future subsidiary of QuadraMed Corporation.

Description of Capital Stock

The following summary is a description of the material terms of our capital stock. This summary is not intended to be a complete description of our capital stock, and it is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. For more information, please review our amended and restated Certificate of Incorporation and Bylaws.

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. As of December 1, 2006, 42,996,547 shares of common stock and 4,000,000 shares of Series A Preferred Stock were outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for such dividends. We have never declared a dividend and do not anticipate doing so in the foreseeable future. In the event of a liquidation, dissolution or winding up of the Company, subject to the prior rights of the preferred stock, the holders of common stock are entitled to share ratably in any remaining assets after payment of liabilities. The common stock has no preemptive or other subscription rights and is not subject to any future calls or assessments. There are no conversion rights or redemption or sinking fund provisions applicable to shares of common stock. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

The Board may issue preferred stock from time to time as shares of one or more classes or series. Subject to the provisions of our amended and restated Certificate of Incorporation and limitations prescribed by law, the Board is expressly authorized to issue the shares, fix the number of shares, change the number of shares constituting any series, and provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders.

One of the effects of undesignated preferred stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the Board’s authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of common stock.

Series A Preferred Stock

On June 17, 2004, we issued four million shares of Series A Cumulative Mandatory Convertible Preferred Stock (“Series A Preferred Stock”) in a private, unregistered offering to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933. The Series A Preferred Stock has a par value of $0.01 per share and a liquidation value of $25 per share. Since the date of issuance, 80,000 shares of our Series A Preferred Stock have been transferred pursuant to Rule 144(k) under the Securities Act of 1933, as amended, and such shares are not being registered for resale under this prospectus.

Generally, the Series A Preferred Stock is entitled to quarterly dividends of $0.34375 (5.5% per annum) per share and is convertible at any time at the holders’ option into shares of our common stock at a conversion price of $3.10, equivalent to a conversion rate of 8.0645 shares of common stock for each share of Series A Preferred Stock. However, as provided in the Certificate of Designation relating to the Series A Preferred Stock, because this registration statement was not declared effective by the SEC on or before June 15, 2005, the dividend rate for such stock had increased to $0.40625 per quarter (6.5% per annum) commencing on June 16, 2005, and such rate applied through December 1, 2006, the date on which the registration statement of which this prospectus is a part was declared effective. The initial conversion price was $3.40, equivalent to a conversion rate of 7.3529 shares of common stock for each share of Series A Preferred Stock. The conversion price decreased to $3.10, pursuant to the terms of the Certificate of Designation, as the volume weighted average of the daily market price per share of our common stock during a period of 30 consecutive trading days equalled $2.75 or less during the one year period beginning on June 17, 2005. We have the right to demand conversion on or after May 31, 2007, in the event the volume weighted average of the daily market price per share of our common stock during a period of 20 consecutive trading days equals or exceeds $5.10.

Upon the conversion of shares of Series A Preferred Stock into shares of common stock on or before May 31, 2007, the Series A Preferred Stock holders have the right to receive, when declared by the Board of Directors, dividends equal to the total previously unpaid dividends payable from the effective date of conversion through June 1, 2007 at a rate of $1.375 per share per annum, or 5.5% per annum, discounted to present value at a rate of 5.5% per annum, payable in cash or common stock or any combination thereof at our option.

The Series A Preferred Stock holders do not have any relative, participating, optional or other voting rights and powers, other than the following, which may materially limit the rights of the holders of our common stock:

•	If four quarterly dividend payments are in arrears, the holders of Series A Preferred Stock, together with the holders of shares of every other series or class of common stock ranking on par with the Series A Preferred Stock having like voting rights (“Voting Preferred Shares”), voting together, are entitled to elect two substitute directors to serve on the Board of Directors at any annual or special meeting of stockholders. This election of substitute directors to serve on the Board of Directors will not change the number of directors then constituting the Board of Directors, and in the event that such election of substitute directors results in the replacement of existing members of the Board of Directors, the members of the then current Board of Directors will designate which members of the Board of Directors will be replaced. The right of such holders to elect substitute directors ceases and the terms of office of all persons elected as substitute directors by such holders terminates immediately upon the payment of (i) all dividends which are in arrears on the Series A Preferred Stock and the Voting Preferred Shares then outstanding and (ii) full dividends for the current quarterly dividend period (or, if not fully paid, declared and set apart for payment).

•	As long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by our amended and restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding Series A Preferred Stock and the Voting Preferred Shares, voting as a single class regardless of series, is necessary to effect or validate:

•	Any amendment, alteration or repeal of any of the provisions of our amended and restated Certificate of Incorporation or the Certificate of Designation for the Series A Preferred Stock that materially adversely affects the voting powers, rights or preferences of the holders of the Series A Preferred Stock or the Voting Preferred Shares; or

•	The authorization or creation of, or the increase in the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series ranking prior to or on a parity with the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends.

•	So long as at least 600,000 shares of the Series A Preferred Stock remain outstanding, the affirmative vote of at least 66 2/3% of the votes entitled to be cast by the holders of the Series A Preferred Stock, at the time outstanding, voting as a single class, will be required for us to incur any long-term, senior indebtedness in an aggregate principal amount exceeding $8,000,000, excluding any extensions, modifications, or refinancings of any indebtedness which we had outstanding as of the issue date of the Series A Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the Company’s assets to the holders of shares ranking junior to the Series A Preferred Stock, the holders of the Series A Preferred Stock are entitled to receive $25 per share as a liquidation preference, in addition to all dividends (whether or not earned or declared) accumulated, accrued and unpaid thereon, but the holders of the Series A Preferred Stock are not entitled to any further payment in such circumstances. Under the terms of the Certificate of Designation, a merger, change in control or other business combination involving the Company does not constitute a liquidation. If the Company has insufficient assets or proceeds therefrom to make the foregoing payments, the Series A Preferred Stock holders shall be paid ratably, along with any holders of shares ranking on par with the Series A Preferred Stock, in accordance with the respective amounts that would be payable on the Series A Preferred Stock and any other shares ranking on par with the Series A Preferred Stock.

Warrants

In connection with the issuance of the Company’s 10% Senior Secured Notes due 2008 (the “2008 Notes”), on April 17, 2003, we issued warrants to purchase 11,586,438 shares of our common stock. As of December 1, 2006, a total of 9,496,023 of these warrants had been exercised; of these, 4,832 warrant shares were forfeited to the Company in connection with the cashless exercise of warrants. Had a registration statement not been filed within 90 days after receiving a request to do so from the holders on or after January 12, 2004, we would have been obligated to issue additional warrants to purchase 2,047,978 shares of common stock to the holders. In connection with these warrants, holders received both demand and piggyback registration rights and are entitled to anti-dilution protection, including dilution from any issuance of shares in settlement of existing litigation. The warrants have an exercise price of $0.01 per share and a term of five years.

Registration Rights in Connection with the Series A Preferred Stock

We have entered into a registration rights agreement with the initial purchasers of the Series A Preferred Stock in which we agreed to provide them with registration rights for the Series A Preferred Stock and shares of common stock issuable upon conversion of the Series A Preferred Stock at our expense. There are two types of registrations covered by the registration rights agreement: piggyback registration and required registration. This summary of the registration rights agreement is not intended to be exhaustive, and we recommend that you review the registration rights agreement available as set forth in the section of this prospectus entitled “Where You Can Find More Information.”

From and after the date that is 180 days after the effective date of the registration rights agreement with the Series A Preferred Stock holders, each time that we propose for any reason to register any of the Company’s common stock under the Securities Act of 1933, either for our own account or for the account of stockholder(s) exercising demand registration rights other than under Forms S-4 or S-8, we shall provide prompt notice of this proposed registration to all holders of the Series A Preferred Stock or common stock issuable upon conversion of the Series A Preferred Stock, offering these holders the right to request that any or all of their common stock shares be included in the proposed registration. Holders have ten (10) days from receipt of our notice of the proposed registration within which to request to participate in the registration and to notify us of the number of common stock shares they intend to sell and their intended method of sale or disposition.

If the proposed public offering under the registration is an underwritten public offering, the managing underwriter may determine and advise the participating holders and the Company in writing that the inclusion of all securities to be included in the underwritten public offering would adversely interfere with the successful marketing of the Company’s securities. In this situation, the holders are prohibited from including any shares in excess of the amount that the managing underwriter reasonably and in good faith agrees to include in the public offering in addition to the amount of securities to be registered for the Company and those holders who were initially included in the registration. Holders of the Company’s warrants, which were issued in connection with our 2008 Notes, have priority over the holders of the common stock issuable upon conversion of the Series A Preferred Stock in a piggyback registration in the event that not all requesting holders may participate in the Company’s registration of securities. If securities are being registered by the Company upon the demand of holders of the Company’s securities who have demand registration rights, such demanding holders and holders of the Company’s warrants have priority over the holders of the common stock issuable upon conversion of the Series A Preferred Stock in piggyback registration in the event that not all requesting holders may participate in the registration of securities.

On or before the date which is 180 days after the effective date of the Series A Preferred Stock registration rights agreement, the Company is required to file a registration statement on Form S-1 or Form S-3, if the Company is eligible to use Form S-3, under the Securities Act of 1933 or a shelf registration statement under Rule 415 under the Securities Act of 1933 to register all the securities outstanding under this registration rights agreement, including both the Series A Preferred Stock and the common stock issuable upon conversion of the Series A Preferred Stock. The holders shall not have piggyback registration rights during the period in which the required registration statement is effective.

We agree to use our commercially reasonable best efforts to have the required registration or shelf registration, if applicable, declared effective as soon as reasonably practicable after filing (and in no event later than one year after the effective date of the registration rights agreement) and to keep it continuously effective until the date which is four (4) years from the date of filing if the registration statement is on Form S-3 and qualifies under Rule 415 or forty-five (45) days if the required registration statement is on any form other than Form S-3 and does not qualify under Rule 415. However, the effectiveness of the shelf registration may be terminated earlier if none of the securities under the registration rights agreement are outstanding. We agree to supplement or amend the registration as necessary.

After the filing of a required registration, if our Board of Directors determines in good faith that the filing of a registration statement or sale of securities under a registration statement would require the disclosure of material non-public information, which would have a material adverse effect on our Company, they shall notify the holders in writing. The Company may institute a “blackout period”: delay the filing of any unfiled registration statement, cease taking steps to cause any as yet ineffective registration statement to be declared effective, or suspend the holders’ sales of securities under an effective registration statement until the information (i) is disclosed to the public, (ii) is no longer material or (iii) the Company decides to end the blackout period.

The holders’ rights to piggyback registrations and required or shelf registrations terminate at the earlier of (i) four (4) years from the date of filing, if the registration statement is on Form S-3 and qualifies under Rule 415, or forty-five (45) days, if the required registration statement is on any form other than Form S-3 and does not qualify under Rule 415, or (ii) when all the securities have been sold in the manner contemplated in the registration statement or may be sold under Rule 144(k) without registration under the Securities Act of 1933.

The remedy available for breaches of the provisions of the registration rights agreement is specific performance only; no monetary damages are available.

Other Registration Rights

On April 17, 2003, we entered into a registration rights agreement into with the purchasers of the 2008 Notes and associated warrants. As of July 19, 2004, no 2008 Notes remain outstanding. The holders of the warrants have demand registration rights and piggyback registration rights on any registration of shares for our own account or pursuant to a demand registration for other holders of registration rights. Additionally, we were required to file a Form S-3 shelf registration statement once we were eligible. The registration rights of the warrant holders rank senior to those of the holders of the Series A Preferred Stock and common stock into which the Series A Preferred Stock is convertible. The terms of the piggyback and Form S-3 shelf registration rights of the holders of the warrants are similar to the terms of the registration rights agreement described above under “Registration Rights in Connection with the Series A Preferred Stock,” and for more detailed information about the terms of the registration rights agreement, please see “Where You Can Find More Information” in this prospectus. On January 21, 2004, pursuant to a demand of the holders of the 2008 Notes, we filed a registration statement on Form S-1 with the SEC to register the 2008 Notes and warrants and shares of common stock underlying the warrants for resale; this registration statement has been amended on Form S-3. All of the 8,521,998 warrants and shares of common stock underlying the warrants being registered are being offered by the holders thereof. We will not receive any proceeds from any sale of the registered securities. This registration statement was declared effective on December 1, 2006.

Statutory Business Combination Provision

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless:

•	The transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction is commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s Board of Directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

Under Section 203, an “interested stockholder” is defined as any person who is:

•	The owner of 15% or more of the outstanding voting stock of the corporation; or

•	An affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

The provisions of Section 203 could delay or frustrate a change of control of the Company, deny stockholders the receipt of a premium on their common stock and have an adverse effect on the common stock. The provisions also could discourage, impede or prevent a merger or tender offer, even if such event would be favorable to the interests of stockholders. Our stockholders, by adopting an amendment to the Certificate of Incorporation, could elect not to be governed by Section 203, which election would be effective twelve (12) months after adoption. However, they have not made such an election.

Limitations on Directors’ Liability

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although Delaware law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our amended and restated Certificate of Incorporation limits the liability of our directors and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty, except for liability for:

•	Any breach of the director’s duty of loyalty to the Company or our stockholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Delaware General Corporation Law Section 174; or

•	Any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our amended and restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and our stockholders.

Potential Anti-takeover Effect of Certain Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated Certificate of Incorporation and Bylaws contain other provisions that could have an anti-takeover effect. The provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board. These provisions also are intended to help ensure that the Board, if confronted by an unsolicited proposal from a third party which has acquired a block of our stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interest of the stockholders. The following is a summary of such provisions included in our Certificate of Incorporation and Bylaws.

Our amended and restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by (1) the Chairman of the Board of Directors, (2) the Chairman or the Secretary at the written request of a majority of the total number of directors which the Company would have if there were no vacancies upon not fewer than 10 nor more than 60 days’ written notice, or (3) the holders of shares entitled to cast not less than 10 percent of the votes at such special meeting upon not fewer than 10 nor more than 60 days’ written notice.

The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of a meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting, these procedures may have the effect of prohibiting stockholders from raising proposals at annual meetings if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Our amended and restated Certificate of Incorporation also contains a provision requiring the affirmative vote of at least 66 2/3% of our outstanding voting stock to approve any of a broad range of business combinations with a person or an affiliate or associate of such person, which is (or as a result of the transaction would be) an “interested stockholder.” Under this provision, an “interested stockholder” is defined as any person who:

•	was the owner of 15% or more of our outstanding voting stock at any time within the two-year period immediately prior to the consummation of the proposed business combination;

•	is an affiliate or associate of the Company and at any time during such two-year period owned 15% or more of our outstanding stock; or

•	succeeds to any shares of our voting stock which at any time during such two year period were owned by an interested stockholder, in a transaction not involving a public offering.

This 66 2/3% vote is not required if the business combination has been approved by two-thirds of our Board.

Our amended and restated Certificate of Incorporation and Bylaws provide that the affirmative vote of holders of at least 66 2/3% of the total votes, eligible to be cast in the election of directors, is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the Certificate of Incorporation and Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments. The Board has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Series A Preferred Stock and common stock is Computershare Investor Services.

SELLING HOLDERS

Information about the selling holders may change over time. Any changed information will be set forth in a prospectus supplement to the extent we are advised of such changes. From time to time, additional information concerning ownership of the shares may rest with certain holders thereof not named in the table below and of whom we are unaware. All information in the following tables and related footnotes has been supplied to us by the selling holders, and we have relied on their representations.

The following table and accompanying notes set forth certain information, as of December 1, 2006, regarding the selling holders. Under this prospectus, the selling holders and any of their respective transferees, assignees, donees, distributees, pledgees or other successors-in-interest may offer and sell from time to time an aggregate of 3,920,000 shares of Series A Preferred Stock, or 31,612,903 shares of our common stock upon conversion of the Series A Preferred Stock. The shares listed below are being registered to permit public sales of these securities by the selling holders, and the selling holders may offer all, some or none of their securities.

The number of shares of Series A Preferred Stock that may actually be converted into shares of common stock by certain selling holders and the number of shares of Series A Preferred Stock and common stock that may actually be sold by each selling holder will be determined by such selling holder. Because certain selling holders may convert all, some or none of the shares of Series A Preferred Stock into shares of common stock and each selling holder may sell all, some or none of the shares of Series A Preferred Stock and common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of Series A Preferred Stock and common stock that will be held by the selling holders upon termination of the offering. In addition, the selling holders listed below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of Series A Preferred Stock and common stock since the date as of which the information in the tables is presented.

The following table sets forth information regarding the beneficial ownership of shares of Series A Preferred Stock and common stock by the selling holders as of the date of this prospectus, and the number of shares of Series A Preferred Stock and common stock covered by this prospectus. Except as otherwise noted below, none of the selling holders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that each selling holder will convert all of their shares of Series A Preferred Stock into common stock and each selling holder will sell all of the shares of Series A Preferred Stock and common stock owned by the selling holder and covered by the prospectus. If all of the shares of our Series A Preferred Stock and common stock listed below are sold pursuant to this prospectus, then the selling holders will sell 3,920,000 shares of Preferred Stock, or 31,612,903 shares of our common stock, or 42.4% of the total number of shares of our common stock outstanding.

	Ownership Before Offering		Securities Offered by this Prospectus		Ownership After Offering
	Series A Preferred	Common (1)	Series A Preferred	Common	Series A Preferred	Common (1)%
MACKAY SHIELDS(2)	1,880,000	20,807,080	1,880,000	15,161,260	0	5,645,820	9.7%

ZAZOVE

Century National Insurance Company(3)	60,000	845,275	60,000	483,870	0	361,405	*

Qwest Occupational Health Trust(3)	12,000	133,392	12,000	96,774	0	36,618	*

Qwest Pension Trust(3)	60,000	690,842	60,000	483,870	0	206,972	*

San Diego County Employees Retirement Association(3)	128,000	1,119,821	128,000	1,032,256	0	87,565	*

Star Vest Convertible Securities Fund, LTD(3)	8,000	96,358	8,000	64,516	0	31,842	*

Gene T Pretti(3)	24,000	201,508	24,000	193,548	0	7,960	*

Zazove Aggressive Growth Fund, LP(3)	159,000	1,531,465	159,000	1,282,256	0	249,209	*

Zazove High Yield Convertible Securities Fund, LP(3)	216,000	1,937,260	216,000	1,741,932	0	195,328	*

Zazove Convertible Securities Fund, Inc.(3)	48,000	387,096	48,000	387,096	0	0	0%

Institutional Benchmark Series (Master Feeder) Limited(3)	25,000	201,613	25,000	201,613	0	0	0%

Virginia Retirement System(3)	110,000	887,095	110,000	887,095	0	0	0%

LC CAPITAL

LC Capital Master Fund, LTD(4)	180,000	3,237,210	180,000	1,451,610	0	1,785,600	4.0%

CONCORDIA ADVISORS

Concordia Distressed Debt Fund, LP(5)	120,000	967,740	120,000	967,740	0	0	0%

AVENUE CAPITAL

Avenue Investments, LP(6)	33,660	271,451	33,660	271,451	0	0	0%
Avenue Special Situations Fund III, LP(6)	123,420	995,321	123,420	995,321	0	0	0%
Avenue International, LTD(6)	123,420	995,321	123,420	995,321	0	0	0%

CANNELL CAPITAL

Anegeda Master Fund, Ltd.(7)	194,200	1,566,126	194,200	1,566,126	0	0	0%

Tonga Partners, L.P.(7)	295,800	2,385,479	295,800	2,385,479	0	0	0%

EQUITEC GROUP LLC (8)	42,000	338,709	42,000	338,709	0	0	0%

BASSO CAPITAL

Basso Fund Ltd.(9)	2,375	19,153	2,375	19,153	0	0	0%

Basso Holdings Ltd.(9)	37,050	298,790	37,050	298,790	0	0	0%

Basso Multi-Strategy Holding Fund Ltd.(9)	8,075	65,121	8,075	65,121	0	0	0%

UNIDENTIFIED SELLING HOLDERS	30,000	241,935	30,000	241,935	0	0	0%

*	Less than 1%
(1)	Includes:
(a)	Warrants to purchase shares of our common stock, issued in connection with the 2008 Notes. The warrants are owned as follows: Century National Insurance Company – 361,405; Gene T. Pretti – 7,960; Qwest Occupational Health Trust – 36,618; Qwest Pension Trust – 206,972; San Diego County Employees Retirement Association – 87,565; StarVest Convertible Securities Fund – 31,842; Zazove Aggressive Growth Fund – 159,209; and Zazove High Yield Convertible Securities Fund – 135,328.
(b)	Unregistered shares of common stock resulting from the exercise of warrants, issued in connection with the 2008 Notes. The unregistered common stock is owned as follows: MacKay Shields – 5,448,782; Zazove Aggressive Growth Fund – 30,000; Zazove High Yield Convertible Securities – 60,000; and LC Capital – 515,100.
(2)	MacKay Shields, LLC, a registered investment adviser, is an indirect wholly owned subsidiary of New York Life Insurance Company. These securities are held beneficially by clients of MacKay Shields, LLC. While New York Life Insurance Company has subsidiaries that are registered broker-dealers, MacKay Shields, LLC is not a registered broker-dealer. MacKay Shields, LLC purchased the securities in the ordinary course of business and, at the time of purchase, had no agreement or understanding with us to distribute the securities.
(3)	These funds are managed by Zazove Associates, LLC. Gene T. Pretti, a principal of Zazove Associates, LLC, exercises sole voting or dispositive power with respect to these securities.
(4)	This fund is managed by Lampe Conway & Co., LLC. Steven Lampe is the managing member of Lampe Conway & Co., LLC and has voting and dispositive power over the securities.
(5)	Concordia Distressed Debt Fund, LP (“CDDF”) has no natural persons with sole or shared voting or dispositive powers. The general partner of CDDF is Concordia Distressed Debt Offshore Management, Ltd, a Bermuda company. Pursuant to an investment advisory agreement with CDDF (signed on behalf of CDDF by its general partner), Concordia Advisors, LLC, a registered investment adviser, is generally responsible for trading and investment for CDDF in a discretionary relationship. Under this agreement, Concordia Advisors, LLC is authorized to take all actions that it considers necessary or advisable to carry out their investment management duties. Allan Brown and Robert Capozzi are the Portfolio Managers exercising voting and dispositive power with respect to these securities.
(6)	Avenue Capital Management II, LLC (“Avenue”), an SEC registered investment adviser, acts as investment manager with respect to the following funds: Avenue Investments, L.P., Avenue International, Ltd. and Avenue Special Situations Fund III, L.P. (the “Avenue Funds”). Marc Lasry and Sonia Gardner, the founders of Avenue, exercise shared voting and dispositive power with respect to these securities. Avenue is not affiliated with any registered broker-dealer. The Avenue Funds purchased the QuadraMed Series A Preferred Stock in the ordinary course of their business.
(7)	Cannell Capital LLC is the investment adviser for Anegeda Master Fund, Ltd. and investment adviser and general partner of Tonga Partners, L.P. J. Carlo Cannell is the managing member of Cannell Capital LLC and exercises full voting power and investment discretion over these securities.
(8)	John LaRocque and Daniel Asher are beneficial owners of Equitec Group, LLC, (“Equitec”) and they exercise voting and dispositive powers with respect to Equitec’s Series A Preferred Stock or common stock issuable upon conversion of Equitec’s Series A Preferred Stock. Although Equitec is not a registered broker-dealer, a beneficial owner of Equitec also has beneficial ownership in several broker-dealers. Accordingly, by virtue of this relationship, Equitec is an affiliate of registered broker-dealers. Equitec purchased its shares of Series A Preferred Stock in the ordinary course of its business and at the time of the purchase, had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.
(9)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Fund Ltd., Basso Holdings Ltd., and Basso Multi-Strategy Holding Fund Ltd. Howard I. Fisher is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

PLAN OF DISTRIBUTION

We are registering a total of 3,920,000 shares of our Series A Preferred Stock and 31,612,903 shares of our common stock issuable upon conversion of the Series A Preferred Stock. We will not receive any of the proceeds from the sale by the selling holders of the shares of the Series A Preferred Stock or common stock. A selling holder is a person named in the section of this prospectus entitled “Selling Holders” and also includes any donee, pledgee, transferee or other successor-in-interest selling shares of our Series A Preferred Stock or common stock received after the date of this prospectus from a selling holder as a gift, pledge, partnership distribution or other non-sale related transfer.

We will bear all costs, fees and expenses in connection with our obligation to register the shares of Series A Preferred Stock and common stock offered by this prospectus. If the shares of Series A Preferred Stock or common stock are sold through broker-dealers or agents, the selling holders will be responsible for any compensation to such broker-dealers or agents.

The selling holders may pledge or grant a security interest in some or all of the shares of Series A Preferred Stock or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Series A Preferred Stock or common stock from time to time pursuant to this prospectus. The selling holders also may transfer and donate the shares of Series A Preferred Stock or common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purpose of this prospectus.

The selling holders will sell their shares of Series A Preferred Stock and common stock subject to the following:

•	all or a portion of the shares of Series A Preferred Stock or common stock beneficially owned by selling holders or their respective pledgees, donees, transferees or successors-in-interest, may be sold on any national securities exchange or quotation service on which the shares of Series A Preferred Stock or common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in combination of such transactions;

•	each sale may be made at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices, or at varying prices determined at the time of sale; and

•	some or all of the shares of Series A Preferred Stock or common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions in which the broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or hedging transactions. The selling holders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of Series A Preferred Stock and common stock in the course of hedging in positions they assume. The selling holders may also sell shares of Series A Preferred Stock and common stock short and deliver shares of Series A Preferred Stock and common stock to close out short positions, or loan pledge shares of Series A Preferred Stock and common stock to broker-dealers or agents that in turn may sell such shares.

In connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling holders and receive commissions from the purchasers of the shares of Series A Preferred Stock or common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transactions involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and will be required to deliver a copy of this prospectus to any person who purchases any shares of Series A Preferred Stock or common stock from or through such broker-dealer or agent. We know of no existing arrangements between stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Series A Preferred Stock or common stock.

The selling holders and any broker-dealer participating in the distribution of the shares of Series A Preferred Stock and common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profits realized by the selling holder, and commissions paid, or any discounts or concessions allowed to any broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. In addition, any shares of Series A Preferred Stock and common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

If required at the time a particular offering of the shares of Series A Preferred Stock and common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of Series A Preferred Stock and common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Series A Preferred Stock and common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Series A Preferred Stock and common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling holder will sell any or all of the shares of Series A Preferred Stock or common stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of any of the shares of Series A Preferred Stock and common stock by the selling holders and participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Series A Preferred Stock and common stock to engage in market-making activities with respect to the shares of Series A Preferred Stock and common stock. All of the foregoing may affect the marketability of the shares of Series A Preferred Stock and common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Series A Preferred Stock and common stock.

We will bear all expenses of the registration of the shares of Series A Preferred Stock and common stock, pursuant to the terms of the registration rights agreement entered into with the selling holders, including, without limitation, SEC fees and expenses of compliance with state securities or “blue sky” laws.

The selling holders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes. We will indemnify the selling holders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights agreement, or the selling holders will be entitled to contribution. We will be indemnified by the selling holders against civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any written information furnished to us by the selling holders for use in this prospectus, in accordance with the registration rights agreements, or we will be entitled to contribution. Once sold under this registration statement, of which this prospectus forms a part, the shares of Series A Preferred Stock and common stock will be freely tradable in the hands of persons other than affiliates.

LEGAL MATTERS

The validity of the shares of our Series A Preferred Stock and common stock that may be sold using this prospectus will be passed upon for us by Crowell & Moring LLP, Washington, D.C.

EXPERTS

The financial statements, financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

3,920,000 Shares of Series A Cumulative Mandatory Convertible Preferred Stock, par value $0.01 per share, and 31,612,903 Shares of Common Stock, par value $0.01 per share, Issuable upon Conversion of the Series A Preferred Stock

QuadraMed Corporation

PROSPECTUS

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	5
Cautionary Note Regarding Forward-Looking Statements	16
Where You Can Find More Information	16
Incorporation of Documents by Reference	17
Use of Proceeds	18
Dividend Policy	18
Description of Securities	19
Selling Holders	25
Plan of Distribution	28
Legal Matters	29
Experts	29

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell these securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.